Exhibit (a)(1)(d)

UNITEK GLOBAL SERVICES, INC.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, PA 19422

To Employees and Directors of UniTek Global Services, Inc. Eligible to Participate in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units and Replacement Options:

We write to inform you of certain changes to the offer by UniTek Global Services, Inc. to eligible employees and directors to exchange certain outstanding options for restricted stock units (RSUs) and replacement options, which began on December 9, 2010 (the “Offer”). Earlier this month, you received a package of materials related to this Offer, including a document, which we refer to as the “Offer Document,” entitled “Offer to Exchange Certain Outstanding Options for Restricted Stock Units and Replacement Options.” Enclosed with this letter is an Amended Offer Document containing the primary disclosure changes described below. Please note that the Amended Offer Document does not amend any of the terms of the Offer set forth in the original Officer Document.

We encourage you to read the Amended Offer Document, which contains the following primary changes from the original Offer Document:

•	An expanded discussion under the answer to Question 16 in the Summary Term Sheet included in the Offer Document regarding how UniTek determined the number of shares to be subject to RSUs issuable in exchange for the Eligible Options in Group 2;
•	Additional summary financial information regarding UniTek; and
•	Additional information for Canadian residents on the tax consequences of participating in the Offer.

As discussed in the Amended Offer Document, the Company is making the Offer because some of its outstanding options have exercise prices or preset stock price exercise targets that are significantly higher than the price our common stock has been trading at recently. By making this offer, the Company hopes to provide employees with the opportunity to have RSUs or replacement options, as applicable pursuant to the Offer, that create better incentives for them to remain with the Company and contribute to the attainment of the Company’s business and financial objectives for its stockholders.

As previously explained, if you wish to tender your Eligible Options for exchange, you must complete and sign the Letter of Transmittal (including Schedule A) that was included with the original Offer Document and then deliver the completed and signed Letter of Transmittal, including Schedule A, to the Company at UniTek Global Services, Inc., 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, Pennsylvania 19422 or by facsimile to (215) 525-0592, Attn: Kyle M. Hall or by email to tenderoffer@unitekgs.com. Paper copies of the Letter of Transmittal must be physically received by the Company via mail, email or fax by 11:59 p.m. Eastern Time on the Expiration Date of the Offer, currently expected to be January 7, 2011, unless the Company extends such date, which it does not expect to do. If you have already properly completed and submitted the Letter of Transmittal, you need not take any further action unless you wish to alter your election.

As mentioned in the original Offer Document, neither UniTek nor its board of directors makes any recommendation as to whether you should tender or refrain from tendering your Eligible Options for exchange. Participation in the Offer is entirely voluntary, and you must make your own decision whether to participate and exchange your Eligible Options, taking into account your own personal circumstances and preferences. Please refer to the Amended Offer Document for a full discussion on various elements of the Offer.

Please note that the Company’s planned one-for-two reverse stock split, described in the Amended Offer Document, took place on December 21, 2010.

Date: December 28, 2010

/s/ Kyle M. Hall
General Counsel